Exhibit 6

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Company” or “Grown Rogue”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

January 31, 2023

Item 3	News Release

A news release was issued by the Company on January 31, 2023, through the facilities of CISION and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company, through its wholly-owned subsidiary, Grown Rogue Unlimited, LLC (“GRU”) exercised an option to acquire a controlling interest in Golden Harvests, LLC (“Golden Harvests”).

Item 5.1	Full Description of Material Change

On January 31, 2023, the Company announced that, further to its news release on May 3, 2021, GRU received all required regulatory approvals from the Michigan Cannabis Regulatory Agency to exercise its option to acquire 87% of the membership units of Canopy Management, LLC (“Canopy”). GRU has exercised the option and now owns an 87% interest in Canopy, which owns a 60% controlling interest in Golden Harvests. Canopy acquired the option for Golden Harvests on materially similar terms as held by the initial optionholder GR Michigan, LLC, a subsidiary of the Company (“GR Michigan”). Canopy was established on the same basis as GR Michigan in order to expedite regulatory approvals in Michigan.

Golden Harvests operates a total of approximately 55,000 square feet of an 80,000 square foot facility in Bay City, Michigan. The facility is currently producing greater than 10,000 pounds of whole flower per year, which is sold through Grown Rogue branded flower and pre-roll product categories, including patented nitrogen sealing technology. Grown Rogue currently has no immediate plans to finish the remaining 25,000 sq. ft., as the Company believes higher returns on invested capital exist elsewhere.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

February 2, 2023.

Forward Looking Information

This Material Change Report contains statements which constitute “forward–looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward– looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward–looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward–looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward–looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward–looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward–looking information except as otherwise required by applicable law.